                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                    ___X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934
                           [FEE REQUIRED]

                           For the fiscal year ended December 31, 1996


                                       OR


                     _____ TRANSITION REPORT PURSUANT TO SECTION 15(d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO
                           FEE REQUIRED]

                           For the transition period from ______ to ______


                        Commission File Number 001-09378


                   ServiceMaster Employee Share Purchase Plan

                        ServiceMaster Limited Partnership
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN



         By:         /s/S.D. Krause
             ------------------------------------
                           S.D. Krause,
                  Administrative Committee Member



         By :       /s/L.E. Malmquist
             -------------------------------------
                           L.E. Malmquist,
                  Administrative Committee Member


Date:  March 27, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

We have audited the accompanying statements of net assets of the ServiceMaster Employee Share Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1996 and 1995 and the changes in net assets for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 1997




                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                            STATEMENTS OF NET ASSETS




                                               As of December 31,

                                              1996             1995
                                           ----------       ----------
ASSETS:
     Cash                                 $   263,466      $   306,912
     Due from ServiceMaster                   324,181          375,480
                                          -----------      -----------

NET ASSETS AVAILABLE                      $   587,647      $   682,392
                                          ===========      ===========






                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                                       4


                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS




                                                               Years Ended December 31,

                                                    1996                1995                  1994
                                               ---------------    ----------------      ----------------
TOTAL PLAN ASSETS AVAILABLE,
     BEGINNING OF PERIOD                       $       682,392    $        513,635      $      2,240,440
                                               ---------------    ----------------      ----------------

Additions:
     Participant contributions - Note 3              6,321,820           5,448,271             5,522,397
     ServiceMaster contributions                       948,273             818,787               821,316
                                               ---------------    ----------------      ----------------

         Total Additions                             7,270,093           6,267,058             6,343,713
                                               ---------------    ----------------      ----------------


Deductions:
     Shares issued to participants                   7,364,838           6,098,301             8,066,934
     Payments to terminated participants                -                   -                      3,584
                                               ---------------    ----------------      ----------------

         Total Deductions                            7,364,838           6,098,301             8,070,518
                                               ---------------    ----------------      ----------------


TOTAL PLAN ASSETS AVAILABLE,
     END OF PERIOD                             $       587,647    $        682,392      $        513,635
                                               ===============    ================      ================






                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                                        5

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   The Plan

     The ServiceMaster Employee Share Purchase Plan (the "Plan") was created to give eligible employees, wishing to do so, a convenient means of purchasing ServiceMaster Limited Partnership shares through payroll deductions and cash contributions, supplemented by contributions made by ServiceMaster Limited Partnership ("ServiceMaster"). Employees of ServiceMaster or any subsidiary or affiliate which has adopted the Plan on behalf of its employees who regularly work nine months or more during the year, who have an average work week of 32 hours or more during the period worked and who have attained age 18 are eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or subsequent to the first anniversary of their employment. As of December 31, 1996, 6,130 employees were participating in the Plan.

     Details relating to shares issued by the Plan (reflecting all share splits) from inception (July 1, 1972) through December 31, 1996, are as follows:



                                                                   Number
                                                                  of Shares        Total Cost
                                                              -------------       -------------
                  Issued during the year ended
                     December 31, 1996 to participants              340,534       $   7,364,838

                  Issued from inception through
                     December 31, 1995                           12,561,329          62,181,381
                                                              -------------       -------------

                  Total issued from inception through
                     December 31, 1996                           12,901,863       $  69,546,219
                                                              =============       =============


     Effective July 1, 1994, an administrator (Harris Bank), instead of the Plan, purchases and allocates the shares to the participants. Due to this change, the Plan no longer maintains cash or share investments on behalf of the participants. Shares are issued at the same price they were purchased and are held by the Administrator in an account on behalf of the individual participant. The participant may request deliverance of the shares, and earnings thereon, directly from the administrator at any time.


2.   Summary of Significant Accounting Policies

         (a) The transactions of the Plan are accounted for on the accrual basis of accounting.

         (b)  Expenses incurred by the Plan are paid by ServiceMaster.

3.   Contributions

     The amounts contributed by the participants and ServiceMaster during 1996, 1995, and 1994 were as follows:

                                          1996                            1995                          1994
                                     Contributed by                  Contributed by                 Contributed by
                                ---------------------------    ---------------------------    ---------------------------
                                Participants  ServiceMaster    Participants  ServiceMaster    Participants  ServiceMaster
                                ------------  -------------    ------------  -------------    ------------  -------------
     Participant contributions
       and ServiceMaster
       required contributions
       for the year             $   6,321,820   $    37,500    $  5,448,271   $     37,500    $  5,522,397   $    37,500

     ServiceMaster additional
       contributions                     -          910,773           -            781,287          -            783,816
                                -------------   -----------    ------------   ------------    ------------   -----------

     Total contributions        $   6,321,820   $   948,273    $  5,448,271   $    818,787    $  5,522,397   $   821,316
                                =============   ===========    ============   ============    ============   ===========

     Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis. The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the Plan as it deems appropriate. Participants may contribute a maximum of 10% of their prior year compensation as defined in the Plan agreement.

     The Board of Directors of ServiceMaster approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 1996, 1995, and 1994, for participants as of each year end.


4.   Federal Income Taxes

     (a) Tax Status of the Plan - The Plan is considered a trust for tax reporting purposes but does not qualify for tax exempt status under
           Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

     (b) Tax Status of Each Participant - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code (the "Code") or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

     Through June 30, 1994, for federal income tax purposes, the cost basis of the shares issued to the participant was the average cost of the shares at the time it was allocated to the participant's account by the Plan. Due to the changes in the Plan described in note 1, effective July 1, 1994, the cost basis of the shares is the purchase price, which includes broker commissions.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 27, 1997, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1996, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.




ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 1997